UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                          First Financial Bancorp, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   32020X 10 6
                                 (CUSIP Number)

                                Douglas M. Kratz
                  Financial Services Corporation of the Midwest
                           224 18th Street, Suite 202
                           Rock Island, Illinois 61201
                                 (309) 794-1120
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 5, 1997
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D

CU0SIP No.  32020X  10  6                                     Page 2 of 8 Pages


 1        NAMES OF REPORTING PERSONS; S.S. OR I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS
             Douglas M. Kratz
             SSN: ###-##-####

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |X|
                                                                        (b)  |_|

 3       SEC USE ONLY


 4       SOURCE OF FUNDS
            AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6        CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

 NUMBER OF       7            SOLE VOTING POWER
  SHARES                        20,000 shares

BENEFICIALLY     8            SHARED VOTING POWER
 OWNED BY                       0 shares

  EACH           9            SOLE DISPOSITIVE POWER
REPORTING                       20,000 shares

 PERSON         10           SHARED DISPOSITIVE POWER
  WITH                          0 shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           20,000 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.8%

14      TYPE OF REPORTING PERSON*
           IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  32020X  10  6                                      Page 3 of 8 Pages


 1    NAMES OF REPORTING PERSONS; S.S. OR I.R.S. IDENTIFICATION NOS.
      OF ABOVE PERSONS
          Perry B. Hansen
          SSN: ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |X|
                                                                        (b)  |_|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
        AF

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

 NUMBER OF          7            SOLE VOTING POWER
  SHARES                           20,000 shares

BENEFICIALLY        8            SHARED VOTING POWER
 OWNED BY                          0 shares

   EACH             9            SOLE DISPOSITIVE POWER
 REPORTING                         20,000 shares

  PERSON           10           SHARED DISPOSITIVE POWER
   WITH                            0 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.8%

14   TYPE OF REPORTING PERSON*
        IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, par value $.10 per share (the "Common Stock"), of First Financial Bancorp, Inc. ("Issuer"), a Delaware corporation, having its principal executive offices at 121 East Locust Street, Belvidere, Illinois 61008.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule is being filed jointly by the following reporting persons (hereinafter collectively referred to as the "Report Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A. Information about each of the Reporting Persons, their business address and their principal occupations, is set forth below.

     (i) Douglas M. Kratz is an individual with a business address of 224 18th Street, Suite 202, Rock Island, Illinois 61201. Mr. Kratz is the chairman of the board and chief executive officer of Financial Services Corporation of the Midwest, a one bank holding company which owns THE Rock Island Bank, National Association. Mr. Kratz is also the vice chairman of said bank.

     (ii) Perry B. Hansen is an individual with business address of 224 18th Street, Suite 202, Rock Island, Illinois 60201. Mr. Hansen is the president of Financial Services Corporation of the Midwest and is the chairman of the board and chief executive officer of THE Rock Island Bank, National Association.


(b)  See (a) above.

(c)  See (a) above.

(d)  See (e) below.

(e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of the Reporting Persons paid approximately $320,000 for their shares of Common Stock (including broker's commissions and clearing fees). All of the funds used by the Reporting Persons to purchase the Common Stock of the Issuer were borrowed from Englehart Corporation, a corporation owned by the Reporting Persons and members of their immediate families. The loans are evidenced by promissory notes and security agreements between such corporation and the Reporting Persons. Copies of such agreements are attached as Exhibits C through F.

ITEM 4.  PURPOSE OF TRANSACTION.

Each of the Reporting Persons has acquired the common stock of the Issuer for investment purposes and does not have any current plans or proposals which relate to or would result in the acquisition of additional securities of the Issuer, any extraordinary corporate transactions affecting the Issuer, the sale of its assets, changes in its Board of Directors or management, capitalization, dividend policy, business or corporate structure, charter or by laws, or the delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

By letter dated June 9, 1997 (Exhibit B), the Reporting Persons advised the Issuer that they had each purchased 20,000 shares of the Issuer's Common Stock and that they intended to prepare, deliver and file a Schedule 13D reflecting their acquisition of Common Stock. In their letter, the Reporting Persons identified certain concerns regarding the Issuer, including the Issuer's proposal to open a new facility in Rockford, Illinois, the Issuer's policies regarding executive and director compensation and the Issuer's overall management of overhead. The purpose of the Reporting Persons' letter was to identify their concerns and to invite discussion with and among members of the Issuer's management and board of directors regarding such issues. The stated goal of the Reporting Persons is to work closely with the Issuer's board of directors and management to maximize shareholder value and not to currently implement any plans or proposals which would result in the types of actions described in the preceding paragraph.

The Reporting Persons intend to review their investment in the Issuer after the date hereof, and from time to time, in light of the Issuer's operations, prospects, business development and competitive strategic matters. After such review, the Reporting Persons may change their intention with respect to proposing one or more of such actions to enhance or maximize shareholder value. As such, the Reporting Persons expect to continually explore alternatives and modifications of their investment in the Issuer, including through discussions with market analysts, stock brokers, industry sources and other interested parties. Based on such discussions, the Reporting Persons may take other steps, change their intentions as stated above, acquire additional securities of the Issuer, or dispose of the securities of the Issuer in the open market or pursuant to private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The beneficial ownership of each of the Reporting Persons of Common Stock of the issuer as of the date hereof is as follows:

     (i) Mr. Douglas M. Kratz is the beneficial owner of 20,000 shares of Common Stock, all of which have been acquired directly in open market transactions. The total number of shares of Common Stock beneficially owned by Mr. Kratz represents 4.8% of the shares of Common Stock outstanding.

     (ii) Mr. Perry B. Hansen is the beneficial owner of 20,000 shares of Common Stock, all of which have been acquired directly in open market transactions. The total number of shares of Common Stock beneficially owned by Mr. Hansen represents 4.8% of the shares of Common Stock outstanding.

     (iii) Together, the Reporting Persons own an aggregate of 40,000 shares of Common Stock, representing 9.6% of the Issuer's outstanding Common Stock.

           The number of shares beneficially owned and the percentages of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 415,488 shares of Common Stock of the Issuer outstanding at April 30, 1997 as reported in the Issuer's quarterly report on Form 10-QSB for the quarter ended March 31, 1997.

(b) Each of the Reporting Persons has the sole power to vote and to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by him.

(c) Information with respect to transactions in the Common Stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:

                                           Shares
                                          Acquired       Per           Where
     Name of Persons         Date       (Disposed of)   Share       Transacted
     ----------------    ------------   -------------   -----       -----------

     Douglas M. Kratz    June 5, 1997      20,000        $16.       Open market
     Perry B. Hansen     June 5, 1997      20,000        $16.       Open market

(d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  A.  Agreement  of Joint  Filing  pursuant  to  Section  13d-1(f)(1)  of
             Securities Exchange Act of 1934.

Exhibit B.   Letter to Board of Directors and  Management of the Issuer dated
             June 9, 1997.

Exhibit C.  Promissory Note between  Douglas M. Kratz and Englehart  Corporation dated June 10, 1997.

Exhibit D.  Security Agreement between Douglas M. Kratz and Englehart
            Corporation dated June 10, 1997.

Exhibit E.  Promissory  Note between Perry B. Hansen and  Englehart  Corporation dated June 10, 1997.

Exhibit F.  Security Agreement between Perry B. Hansen and Englehart Corporation dated June 10, 1997.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1997.


                                                   /s/Douglas M. Kratz
                                                   -----------------------------
                                                   Douglas M. Kratz


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1997.


                                                   /s/ Perry B. Hansen
                                                   -----------------------------
                                                   Perry B. Hansen

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

Each of the undersigned hereby consents and agrees to the joint filing on behalf of each of them of the foregoing Joint Statement on Schedule 13D, and any and all amendments thereto, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with respect to his beneficial ownership of the shares of the Issuer and consents to the filing of this Agreement as an exhibit to the Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 11th day of June, 1997.

                                                    /s/ Douglas M. Kratz
                                                    ----------------------------
                                                    Douglas M. Kratz


                                                    /s/ Perry B. Hansen
                                                    ----------------------------
                                                    Perry B. Hansen

                                    EXHIBIT B




June 9, 1997


Board of Directors
First Financial Bancorp, Inc.
121 East Locust Street
Belvidere, IL  61008

Re: Observations relative to First Financial Bancorp, Inc. ("First Financial") and its wholly owned subsidiary, First Federal Savings Bank ("Savings Bank")

Dear Members of the Board:

Last week, we each purchased 20,000 shares of First Federal and thus, have become principal shareholders of the company. We will be filing our Schedules 13-D with the SEC on or before June 13, 1997. By way of background information, we are principal shareholders of Financial Services Corporation of the Midwest which is the parent company of THE Rock Island Bank, N.A., a $440 million community bank based in the Quad Cities. No, FSCM as an entity is not interested in acquiring control of First Financial. Mr. Hansen is also a principal shareholder of a $150 million community bank in Bangor, Maine and we both have ownership positions in various non-banking entities. We hold strong convictions toward community banking, believing that community banks should operate in a safe and sound manner, be well capitalized, grow at an acceptable level, achieve sustained earnings and provide an acceptable return to shareholders. Enclosed please find financial data from our banking organization...the results reflect our beliefs. Also enclosed is a list of references...feel free to check us out.

We would like to share with each of you via this letter and subsequently, in person, our initial observations and concerns.

     1) Savings Bank's proposed facility in Rockford. It is our understanding that Savings Bank will invest between $1,700,000 to $2,000,000 in said facility. Although the proposed location appears acceptable, the overall cost (facility, funding and personnel) of the project, in a highly competitive market, could be detrimental to Savings Bank's capital position. For example, should Savings Bank not grow at an acceptable rate of at least $10 million of core deposits annually, Savings Bank will essentially be saddled with a non-earning asset that will cause a deterioration in earnings and thus, capital. On the other hand, should Savings Bank grow at an acceptable core deposit level but not offset such with high quality earning assets, there will be tremendous pressure on its capital structure. Either way, due to Savings Bank's current and past earnings performance, capital levels will become strained and regulatory concerns will ensue. To that end, we would be most appreciative to receive, prior to construction of the proposed facility, Savings Bank's due diligence reports (market research, earnings projections, capital budget, etc.). We might also suggest that the board take a "second look" at such information prior to construction to ensure management has fully apprised the board of the aforementioned issues. If for some reason, written due diligence reports have not been completed, we would be more than willing to provide input to the board relative to these issues. Assuredly, from a regulatory and shareholder point of view, the board does not want to put itself in a position of not providing proper oversight of management when significant dollars are at stake.

     2) Review of First Financial's proxy for the April, 1997 shareholders' meeting was somewhat of an eye opener for us. We were quite surprised to see that the current (active) members of the board owned, in the aggregate, less than 5% of the company. Nominal ownership levels by board members becomes especially heightened when major decisions such as building a new facility or ratifying employee compensation and benefits plans are made. In other words, who is looking out for the shareholders of the company? As I am sure each of you are aware, the board of directors of a company has a fiduciary responsibility to its shareholders.

         It appears that presently First Financial has the following benefit plans for its chief executive officer and/or directors:

                           1)   Employee Stock Option Plan
                           2)   Employee Recognition Plan
                           3)   Incentive Stock Option Plan
                           4)   Director Option Plan
                           5)   Director Recognition Plan
                           6)   401(k) Plan
                           7)   Director fees
                           8)   Membership dues
                           9) Reimbursement for income taxes on gains on stock granted by company
                           10)  Three year employment agreement
                           11)  Executive Salary Continuation Agreement
                           12)  Supplemental Executive Agreement

         We suspect that most, if not all of the programs, were approved by the majority of the shareholders of First Financial at the time the company went public. However, it is fair to state that the aforementioned compensation and benefit plans are nothing short of outrageous especially in view of the asset size of the company, its past and current earnings performance and its stock performance in the marketplace. Although the programs may have initially been approved by the shareholders, they more than likely believed that the benefits would be tied to various performance standards...it appears that such has not been the case.

         We would be most appreciative if the company would forward to us the minutes of the compensation committee for the last three years in addition to any policies or guidelines that the board or the committee has established relative to the relationship of earnings and/or stock market performance of the company to the chief executive officer's annual compensation. We might also suggest that the outside members of the board meet with the company's external accountants to review the company's existing benefit plans and chief executive officer's total compensation package in order to become more enlightened as to industry norms as such relates to the relationship of a company's overall performance and its chief executive officer's compensation. Crowe Chizek and Company is an outstanding firm that could assist you in this area. Further, we would be more than happy to share industry information that we have access to. We believe that this could be fertile ground for shareholder litigation against the company and its directors, not to mention regulatory litigation should the company's capital position begin to deteriorate.

     3) Overhead. First Financial's overhead and efficiency ratios of 73% and 77%, respectively, are clearly excessive and significantly above peer group financial institutions. In our view, to be a thriving, competitive financial institution, said ratios need to be in the 45% and 55%, respectively, range. Accordingly, we would suggest that the board require management to educate it on the components that make up these ratios, address how the ratios are going to be reduced to acceptable levels and provide the ratios on a monthly basis. Along this line of thinking, the board should continually be reviewing First Financial's returns on assets and equity. If said returns are not at least comparable to peer group numbers, the board should be asking management why not and its plans to remedy the situation. Relative to the first quarter, exclusive of securities gains, operating income was dismal at best...hopefully, the second quarter will be much improved.

     4) Shareholder value. It appears that the stock price of First Financial has ranged from $15.00 to $16.50 during the past 24 months. The board should be extremely concerned about this in view of the raging bull market that has occurred in the financial sector in recent years. We suspect that the board feels amply protected by all of the anti-takeover provisions that were established when First Financial went public. However, we doubt that those provisions will protect the board from improper oversight of the company.

     5) Shareholder Communications. Based on what have read to date about First Financial, it appears that management is not communicating, on a regular basis, with the representatives of the investment firms that make a market for the company's stock. We believe it behooves the board to direct management to take a proactive approach with the stock analysts. Said approach results in the stock analysts being much more knowledgeable about the company and as a result, improves the lines of communication and (hopefully) relations between the company and its shareholders.

In closing, we would prefer to take the high road and work closely with the board and management to enhance shareholder value. To that end, we would very much enjoy the opportunity to meet in the next couple of weeks. Please feel free to contact Mr. Kratz at 309/794-1443. Hopefully, this will be an exciting and rewarding process for all of us. Have a great day!

Very truly yours,                                          Very truly yours,

/s/ Perry B. Hansen                                        /s/ Douglas M. Kratz
-------------------                                        ---------------------
Perry B. Hansen                                            Douglas M. Kratz



p.s. Please forward the requested information, in addition to Savings Bank's investment and loan policies, to Mr. Kratz's attention on or before June 18, 1997.

                                   EXHIBIT C


Douglas M. Kratz         Englehart Corporation      Loan Number_________________
% FSCM                   5317 Victoria Avenue       Date: June 10, 1997
P.O. Box 4870            Davenport, IA  52807       Maturity Date: June 10, 1998
Rock Island, IL                                     Loan Amount $350,000.00
61204-4870                                          Renewal Of _________________

BORROWER'S NAME AND      LENDER'S NAME AND
ADDRESS "I" includes     ADDRESS "You" means
each borrower above,     the lender, its
joint and severally.     successors and
                         assigns.

For value received, I promise to pay you, or your order, at your address listed above the PRINCIPAL sum of Three Hundred Fifty Thousand and 00/100------- Dollars $350,000.00.

[ ]   Single  Advance:  I  will  receive  all  of  this  principal  sum  on
      ____________. No additional advances are contemplated under this note.

[x] Multiple Advance: The principal sum shown above is the maximum amount of principal I can borrow under this note. On June 10, 1997 I will receive the amount of $320,000.00 and future principal advances are contemplated.

Conditions:  The conditions for future advances are ____________________________
________________________________________________________________________________
________________________________________________________________________________

     [x] Open End Credit: You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on June 10, 1998.

     [ ] Closed End Credit: You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST:  I agree to pay interest on the outstanding principal balance from
           June 10, 1997 at the rate of 6.50% per year until maturity, June 10, 1998.

[  ]  Variable Rate: This rate may then change as stated below.

      [  ]  Index Rate: The future rate will be ________________ the following index rate: ________________________________________________________
            ____________________________________________________________________
            ____________________________________________________________________


      [ ] No Index: The future rate will not be subject to any internal or external index. It will be entirely in your control.

      [ ] Frequency and Timing: The rate on this note may change as often as _______________________________. A change in the interest rate will take effect ___________________________________________________

      [ ] Limitations: During the term of this loan, the applicable annual interest rate will not be more than _________________% or less than ___________________%

      Effect of Variable Rate: A change in the interest rate will have the following effect on the payments:

      [  ]  The amount of each scheduled payment will change.
      [  ]  The amount of the final payment will change.

      [  ]  ____________________________________________________________________

ACCRUAL METHOD:  Interest will be calculated on an actual/365  basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:
      [x] on the same fixed or variable rate basis in effect before maturity (as indicated above).
      [  ]  at a rate equal to _________________________________________________
[x] LATE CHARGE: lf a payment is made more than 10 days after it is due, I agree to pay a late charge of 2.50%

[  ]  ADDITIONAL CHARGES: In addition to interest, I agree to pay the following
      charges which |_| are |_| are not included in the principal amount above:
      __________________________________________________________________________

PAYMENTS: I agree to pay this note as follows:
[x]   Interest: I agree to pay accrued interest at maturity, June 10, 1998
      __________________________________________________________________________

[x]   Principal: I agree to pay the principal at maturity, June 10, 1998
      __________________________________________________________________________

[  ]  Installments: I agree to pay this note in _____ payments. The first payment will be in the amount of $__________________ and will be due ________________.  A payment of $________________ will be due
      ________________________________________________ thereafter.  The final payment of the entire unpaid balance of principal and interest will be due
      __________________________________________________________________________

ADDITIONAL TERMS:








PURPOSE: The purpose of this loan is purchase stocks.

SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE (INCLUDING
THOSE ON PAGE 2).  I have received a copy on today's date.



                                                       /s/ Douglas M. Kratz
                                                       -------------------------
Signature for Lender                                   Douglas M. Kratz

Englehart Corporation
------------------------------------------



/s/ Perry B. Hansen
------------------------------------------
Perry B. Hansen, President

                                    EXHIBIT D



Douglas M. Kratz                             Englehart Corporation
% FSCM                                       5317 Victoria Avenue
P.O. Box 4870                                Davenport, IA  52807-2989
Rock Island, IL  61204-4870

DEBTOR'S NAME, ADDRESS AND SSN OR TIN        SECURED PARTY'S NAME AND ADDRESS
("I" means each Debtor who signs.)           ("You" means the Secured Party, its
                                             successors and assigns.)

I am entering into this security agreement with you on June 10, 1997 (date).

SECURED DEBTS. I agree that this security agreement will secure the payment and performance of the debts, liabilities or obligations described below that (Check one) [x] I [ ] (name) Douqlas M. Kratz owe(s) to you now or in the future.

(Check one below):
  [  ]  Specific Debt(s). The debt(s), liability or obligations evidenced by
        (describe): ____________________________________________________________
        ________________________________________________________________________
        extensions, renewals, refinancing, modifications and replacements of the debt, liability or obligation.

  [ ] All Debt(s). Except in those cases listed in the "LIMITATIONS" paragraph on page 2, each and every debt, liability and obligation of every type and description (whether such debt, liability or obligation now exists or is incurred or created in the future and whether it is or may be direct or indirect, due or to become due, absolute or contingent, primary or secondary, liquidated or unliquidated, or joint, several or joint and several).

Security Interest. To secure the payment and performance of the above described Secured Debts, liabilities and obligations, I give you a security interest in all of the property described below that I now own and that I may own in the future (including, but not limited to, all parts, accessories, repairs, improvements, and accessions to the property), wherever the property is or may be located, and all proceeds and products from the property.

[  ]  Inventory:  All inventory  which I hold for ultimate sale or lease, or which has been or will be supplied under contracts of service, or which are raw materials, work in process, or materials used or consumed in my business.
[  ]  Equipment:  All equipment  including,  but not limited to, all machinery, vehicles, furniture, fixtures, manufacturing equipment. farm machinery and equipment, shop equipment, office and recordkeeping equipment, and parts and tools. All equipment described in a list or scheduled which I give to you will also be included in the secured property, but such a list is not necessary for a valid security interest in my equipment.
[  ]  Farm Products: All farm products including,  but not limited to:
        (a) all poultry and livestock and their young, along with their products, produce and replacements;
        (b)  all crops, annual or perennial,  and all products of the crops;
             and
        (c) all feed, seed, fertilizer, medicines, and other supplies used or produced in my farming operations.
[  ]  Accounts, Instruments, Documents, Chattel Paper and Other Rights
      to Payment: All rights I have now and that I may have in the future to the payment of money including, but not Iimited to:
        (a) payment for goods and other property sold or leased or for services rendered, whether or not I have earned such payment by performance; and
        (b) rights to payment arising out of all present and future debt instruments, chattel paper and loans and obligations receivable. The above include any rights and interests (including all liens and security interests) which I may have by law or agreement
            against  any  account   debtor  or  obligor  of  mine.
[  ]  General Intangibles: All general intangibles including, but not limited to, tax refunds, applications for patents, patents, copyrights, trademarks, trade secrets, good will, trade names, customer lists, permits and franchises, and the right to use my name.
[  ]  Government Payments and Programs: All payments,  accounts,  general intangibles, or other benefits (including, but not limited to, payments
      in kind, deficiency  payments,  letters  of  entitlement,   warehouse
      receipts, storage payments, emergency assistance payments, diversion payments, and conservation reserve payments) in which I now have and in the future may have any rights or interest and which arise under or as a result of any preexisting, current or future Federal or state governmental program (including, but not limited to, all programs administered by the Commodity Credit Corporation and the ASCS).

[x ]  The secured property includes,  but is not limited by, the following:

        20,000 shares of First Financial Bancorp, Inc. as evidenced by certificate #

If this agreement covers timber to be cut, minerals (including oil and gas), fixtures or crops growing or to be grown, the legal description is:









________________________________________________________________________________
I am a(n)  [x] individual  [ ] partnership  [ ] corporation
           [ ] ____________________________________________

I AGREE TO THE TERMS SET OUT ON BOTH PAGE 1 AND PAGE 2 0F
THIS AGREEMENT. I have received a copy of ths document on today's date.

[ ] If checked, file this agreement in the real estate records. Record Owner (if not me): _____________________________________
_______________________________________________________________
_______________________________________________________________

                                                    Douglas M. Kratz
                                                    ----------------------------
                                                    (Debtor's Name)

The property will be used for [ ] personal [ ] business
   [ ] agricultural     [ ] ____________________________reasons.

                                             By:  /s/ Douglas M. Kratz
                                                 -------------------------------


           Englehart Corporation             Title:
------------------------------------------         -----------------------------
          (Secured Party's Name)

By:  Perry B. Hansen                         By:
------------------------------------------       -------------------------------


Title:  President                            Title:
------------------------------------------         -----------------------------

                                   EXHIBIT E


Perry B. Hansen          Englehart Corporation      Loan Number_________________
% The Rock Island Bank   5317 Victoria Avenue       Date: June 10, 1997
N.A.                     Davenport, IA  52807       Maturity Date: June 10, 1998
P.O. Box 4870                                       Loan Amount $350,000.00
Rock Island, IL                                     Renewal Of _________________
61204-4870

BORROWER'S NAME AND      LENDER'S NAME AND
ADDRESS "I" includes     ADDRESS "You" means
each borrower above,     the lender, its
joint and severally.     successors and
                         assigns.


For value received, I promise to pay you, or your order, at your address listed above the PRINCIPAL sum of Three Hundred Fifty Thousand and 00/100------- Dollars $350,000.00.

[ ]   Single  Advance:  I  will  receive  all  of  this  principal  sum  on
      ____________. No additional advances are contemplated under this note.

[x] Multiple Advance: The principal sum shown above is the maximum amount of principal I can borrow under this note. On June 10, 1997 I will receive the amount of $320,000.00 and future principal advances are contemplated.

Conditions:  The conditions for future advances are ____________________________
________________________________________________________________________________
________________________________________________________________________________

     [x] Open End Credit: You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on June 10, 1998.

     [ ] Closed End Credit: You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST:  I agree to pay interest on the outstanding principal balance from
           June 10, 1997 at the rate of 6.50% per year until maturity, June 10, 1998.

[  ]  Variable Rate: This rate may then change as stated below.

      [  ]  Index Rate: The future rate will be ________________ the following index rate: ________________________________________________________
            ____________________________________________________________________
            ____________________________________________________________________


      [ ] No Index: The future rate will not be subject to any internal or external index. It will be entirely in your control.

      [ ] Frequency and Timing: The rate on this note may change as often as _______________________________. A change in the interest rate will take effect ___________________________________________________

      [ ] Limitations: During the term of this loan, the applicable annual interest rate will not be more than _________________% or less than ___________________%

      Effect of Variable Rate: A change in the interest rate will have the following effect on the payments:

      [  ]  The amount of each scheduled payment will change.
      [  ]  The amount of the final payment will change.

      [  ]  ____________________________________________________________________

ACCRUAL METHOD:  Interest will be calculated on an actual/365  basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:
      [x] on the same fixed or variable rate basis in effect before maturity (as indicated above).
      [  ]  at a rate equal to _________________________________________________
[x] LATE CHARGE: lf a payment is made more than 10 days after it is due, I agree to pay a late charge of 2.50%

[  ]  ADDITIONAL CHARGES: In addition to interest, I agree to pay the following
      charges which |_| are |_| are not included in the principal amount above:
      __________________________________________________________________________

PAYMENTS: I agree to pay this note as follows:
[x]   Interest: I agree to pay accrued interest at maturity, June 10, 1998
      __________________________________________________________________________

[x]   Principal: I agree to pay the principal at maturity, June 10, 1998
      __________________________________________________________________________

[  ]  Installments: I agree to pay this note in _____ payments. The first payment will be in the amount of $__________________ and will be due ________________.  A payment of $________________ will be due
      ________________________________________________ thereafter.  The final payment of the entire unpaid balance of principal and interest will be due
      __________________________________________________________________________

ADDITIONAL TERMS:








PURPOSE: The purpose of this loan is purchase stocks.

SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE (INCLUDING
THOSE ON PAGE 2).  I have received a copy on today's date.



                                                       /s/ Perry B. Hansen
                                                       -------------------------
Signature for Lender                                   Perry B. Hansen

Englehart Corporation
------------------------------------------



/s/ Douglas M. Kratz
------------------------------------------
Douglas M. Kratz, Chairman

                                    EXHIBIT F


Perry B. Hansen                              Englehart Corporation
% The Rock Island Bank, N.A.                 5317 Victoria Avenue
230 18th Street                              Davenport, IA  52807-2989
P.O. Box 4870
Rock Island, IL  61204-4870

DEBTOR'S NAME, ADDRESS AND SSN OR TIN        SECURED PARTY'S NAME AND ADDRESS
("I" means each Debtor who signs.)           ("You" means the Secured Party, its
                                             successors and assigns.)

I am entering into this security agreement with you on June 10, 1997 (date).

SECURED DEBTS. I agree that this security agreement will secure the payment and performance of the debts, liabilities or obligations described below that (Check one) [x] I [ ] (name) Perry B. Hasen owe(s) to you now or in the future.

(Check one below):
  [  ]  Specific Debt(s). The debt(s), liability or obligations evidenced by
        (describe): ____________________________________________________________
        ________________________________________________________________________
        extensions, renewals, refinancing, modifications and replacements of the debt, liability or obligation.

  [ ] All Debt(s). Except in those cases listed in the "LIMITATIONS" paragraph on page 2, each and every debt, liability and obligation of every type and description (whether such debt, liability or obligation now exists or is incurred or created in the future and whether it is or may be direct or indirect, due or to become due, absolute or contingent, primary or secondary, liquidated or unliquidated, or joint, several or joint and several).

Security Interest. To secure the payment and performance of the above described Secured Debts, liabilities and obligations, I give you a security interest in all of the property described below that I now own and that I may own in the future (including, but not limited to, all parts, accessories, repairs, improvements, and accessions to the property), wherever the property is or may be located, and all proceeds and products from the property.

[  ]  Inventory:  All inventory  which I hold for ultimate sale or lease, or which has been or will be supplied under contracts of service, or which are raw materials, work in process, or materials used or consumed in my business.
[  ]  Equipment:  All equipment  including,  but not limited to, all machinery, vehicles, furniture, fixtures, manufacturing equipment. farm machinery and equipment, shop equipment, office and recordkeeping equipment, and parts and tools. All equipment described in a list or scheduled which I give to you will also be included in the secured property, but such a list is not necessary for a valid security interest in my equipment.
[  ]  Farm Products: All farm products including,  but not limited to:
        (a) all poultry and livestock and their young, along with their products, produce and replacements;
        (b)  all crops, annual or perennial,  and all products of the crops;
             and
        (c) all feed, seed, fertilizer, medicines, and other supplies used or produced in my farming operations.
[  ]  Accounts, Instruments, Documents, Chattel Paper and Other Rights
      to Payment: All rights I have now and that I may have in the future to the payment of money including, but not Iimited to:
        (a) payment for goods and other property sold or leased or for services rendered, whether or not I have earned such payment by performance; and
        (b) rights to payment arising out of all present and future debt instruments, chattel paper and loans and obligations receivable. The above include any rights and interests (including all liens and security interests) which I may have by law or agreement
            against  any  account   debtor  or  obligor  of  mine.
[  ]  General Intangibles: All general intangibles including, but not limited to, tax refunds, applications for patents, patents, copyrights, trademarks, trade secrets, good will, trade names, customer lists, permits and franchises, and the right to use my name.
[  ]  Government Payments and Programs: All payments,  accounts,  general intangibles, or other benefits (including, but not limited to, payments
      in kind, deficiency  payments,  letters  of  entitlement,   warehouse
      receipts, storage payments, emergency assistance payments, diversion payments, and conservation reserve payments) in which I now have and in the future may have any rights or interest and which arise under or as a result of any preexisting, current or future Federal or state governmental program (including, but not limited to, all programs administered by the Commodity Credit Corporation and the ASCS).

[x ]  The secured property includes,  but is not limited by, the following:

        20,000 shares of First Financial Bancorp, Inc. as evidenced by certificate #

If this agreement covers timber to be cut, minerals (including oil and gas), fixtures or crops growing or to be grown, the legal description is:









________________________________________________________________________________
I am a(n)  [x] individual  [ ] partnership  [ ] corporation
           [ ] ____________________________________________

I AGREE TO THE TERMS SET OUT ON BOTH PAGE 1 AND PAGE 2 0F
THIS AGREEMENT. I have received a copy of ths document on today's date.

[ ] If checked, file this agreement in the real estate records. Record Owner (if not me): _____________________________________
_______________________________________________________________
_______________________________________________________________

                                                    Perry B. Hansen
                                                    ----------------------------
                                                    (Debtor's Name)

The property will be used for [ ] personal [ ] business
   [ ] agricultural     [ ] ____________________________reasons.

                                             By:  /s/ Perry B. Hansen
                                                  ------------------------------

           Englehart Corporation             Title:
------------------------------------------         -----------------------------
          (Secured Party's Name)

By:  Douglas M. Kratz                        By:
------------------------------------------       -------------------------------
Douglas M. Kratz


Title:  Chairman                             Title:
------------------------------------------         -----------------------------